UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                 COINSTAR, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    19259P300
                                 (CUSIP Number)

                                OCTOBER 27, 1999
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 5 pages)

                                  SCHEDULE 13G

CUSIP No. 19259P300                                            Page 2 of 5 Pages
          ---------

1    NAME OF  REPORTING  PERSONS  S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSONS

     Mark A. Riely

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]   (b)[ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States


5 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     149,500


6 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     965,800


7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     149,500


8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     965,800


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,115,300


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.6%


12   TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                page 2 of 5 pages

ITEM 1(a).        Name of Issuer:

                  Coinstar, Inc.

ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  1800 114th Avenue S.E., Suite 200
                  Bellevue, WA 98004

ITEM 2(a).        Name of Person Filing:

                  This statement is filed by:

         Mark A. Riely ("Riely") with respect to the shares of Common Stock, par value $.001 per share ("Common Stock") of the Company which may be deemed to be beneficially owned by Riely, including 149,500 shares of Common Stock owned of record by Riely, 110,800 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder, 709,000 shares of Common Stock owned by Media Group Investors, L.P., which has a sole general partner, Media Group Management, Inc., of which Riely is a 75% shareholder, and 146,000 shares of Common Stock owned by an account of Goldman Sachs Strategic Tech Fund, which account is managed by Vercingetorix Corp., of which Riely is a 50% shareholder.

ITEM 2(b).        Address of Principal Business Office, or, if None, Residence:

                  The address of Riely is 260 West Broadway, Suite 2-D, New York, New York 10013.

ITEM 2(c).        Citizenship:

                  Riely is a United States citizen.

ITEM 2(d).        Title of Class of Securities:

                  This statement relates to the Company's Common Stock, par value $.001 per share.

ITEM 2(e).        CUSIP Number:

                  19259P300

ITEM 3. If this statement is filed pursuant to rule 13d-1(b) or 13d-2(b) or (c), check whether the person is a:

(a)   [ ]   Broker or dealer registered under Section 15 of the Act,
(b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,
(c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,
(d)   [ ]   Investment  Company  registered  under  Section 8  of the Investment
            Company Act,
(e)   [ ]   Investment  Adviser  in  accordance  with  Rule  13d-1(b)(1)(ii)(E),
(f)   [ ]   Employee  Benefit  Plan  or  Endowment  Fund in accordance with Rule
            13d-1(b)(1)(ii)(F),
(g)   [ ]   Parent  Holding  Company  or  control person in accordance with Rule
            13d-1(b)(1)(ii)(G),
(h)   [ ]   Savings  Association  as  defined  in  Section  3(b) of  the Federal
            Deposit Insurance Act,
(i)   [ ]   Church  Plan  that  is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c) check this box.  [X]


                               (Page 3 of 5 pages)

ITEM 4.  OWNERSHIP.

       (a)    Amount beneficially owned: 1,115,300
       (b)    Percent of class: 5.6%
       (c)    (i)   Sole power to vote or direct the vote:  149,500
              (ii)  Shared power to vote or direct the vote: 965,800
              (iii) Sole power to dispose or direct the disposition: 149,500
              (iv)  Shared power to dispose or direct the disposition: 965,800

     As of November 8, 1999 Riely has the sole power to vote and dispose of 149,500 shares of Common Stock owned of record by Riely. Riely has the shared power to vote and dispose of 110,800 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder, 709,000 shares of Common Stock owned by Media Group Investors, L.P. which has a sole general partner, Media Group Management, Inc., of which Riely is a 75% shareholder, and 146,000 shares of Common Stock owned by an account of Goldman Sachs Strategic Tech Fund, which account is managed by Vercingetorix Corp., of which Riely is a 50% shareholder.

ITEM 5.           Ownership of Five Percent or Less or a Class.

                  Not applicable.

ITEM 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person.

                  See Item 4.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

ITEM 8.           Identification and Classification of Members of the Group.

                  Not applicable.

ITEM 9.           Notice of Dissolution of Group.

                  Not applicable.


                               (Page 4 of 5 pages)

ITEM 10.          Certification.

                  Riely hereby makes the following certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 1999

                                                        /s/Mark A. Riely
                                                        ------------------------
                                                        Mark A. Riely







                               (Page 5 of 5 pages)